Exhibit 99.1

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this “Agreement”) is dated as of January 6 , 2023, by and among E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED (the “Company”) and the investor identified on the signature pages hereto (the “Investor”).

WHEREAS, subject to the terms and conditions set forth in this Agreement and in reliance upon the applicable exemptions from securities registration under the Securities Act (as defined below), the Company desires to issue and sell to the Investor, and the Investor desires to purchase from the Company certain securities of the Company, as more fully described in this Agreement, and

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and the Investor agree as follows:

ARTICLE 1.

DEFINITIONS

1.1. Definitions. In addition to the terms defined elsewhere in this Agreement, for all purposes of this Agreement, the following terms shall have the meanings indicated in this Section 1.1:

“Action” means any action, suit, inquiry, notice of violation, proceeding (including any partial proceeding such as a deposition) or investigation pending or threatened in writing against or affecting the Company, any Subsidiary or any of their respective properties before or by any court, arbitrator, governmental or administrative agency, regulatory authority (federal, state, county, local or foreign), stock market, stock exchange or trading facility.

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 144.

“Business Day” means any day except Saturday, Sunday and any day which is a federal legal holiday or a day on which banking institutions in the State of New York or the province of Fujian in the People’s Republic of China are authorized or required by law or other governmental action to close, provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home,” “shelter-in-place,” “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York generally are open for use by customers on such day.

“Closing” means the closing of the purchase and sale of the Shares pursuant to Article 2.

“Closing Date” means the Business Day on which all of the conditions set forth in Sections 5.1 and 5.2 hereof are satisfied, or such other date as the parties may agree.

“Commission” means the Securities and Exchange Commission.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“GAAP” means U.S. generally accepted accounting principles.

“Governmental Body” shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental or administrative division, department, agency, commission, instrumentality, official, organization, unit, body or entity) and any court or other tribunal.

“Investment Amount” means the investment amount as consideration for the Shares as set forth opposite the Investor’s name in Exhibit A.

“Lien” means any lien, charge, encumbrance, security interest, right of first refusal, right of participation or other restrictions of any kind.

“Material Adverse Effect” means any of (i) a material and adverse effect on the legality, validity or enforceability of any Transaction Document, (ii) a material and adverse effect on the results of operations, assets, prospects, business or condition (financial or otherwise) of the Company and the Subsidiaries, taken as a whole, or (iii) an adverse impairment to the Company’s ability to perform on a timely basis its obligations under any Transaction Document.

“New York Courts” means the state and federal courts sitting in the City of New York, Borough of Manhattan.

“Ordinary Shares” means the ordinary shares of the Company, par value $0.002 per share, and any securities into which such ordinary shares may hereafter be reclassified or for which it may be exchanged as a class.

“Outside Date” means the thirtieth calendar day (if such calendar day is a Business Day and if not, then the first Business Day following such thirtieth calendar day) following the date of this Agreement.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Proceeding” means an action, claim, suit, investigation or proceeding (including, without limitation, an investigation or partial proceeding, such as a deposition), whether commenced or threatened.

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“Securities Act” means the Securities Act of 1933, as amended.

“Shares” means the Ordinary Shares being offered and sold to the Investor by the Company hereunder as set forth opposite the Investor’s name in Exhibit A.

“Short Sales” include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-US broker dealers or foreign regulated brokers.

“Subsidiary” means any “significant subsidiary” as defined in Rule 1-02(w) of the Regulation S-X promulgated by the Commission under the Exchange Act.

“Trading Day” means (i) a day on which the Ordinary Shares are traded on a Trading Market (other than the OTC Bulletin Board), or (ii) if the Ordinary Shares are not listed on a Trading Market (other than the OTC Bulletin Board), a day on which the Ordinary Shares are traded in the over-the-counter market, as reported by the OTC Bulletin Board, or (iii) if the Ordinary Shares are not quoted on any Trading Market, a day on which the Ordinary Shares are quoted in the over-the-counter market as reported by the Pink Sheets LLC (or any similar organization or agency succeeding to its functions of reporting prices); provided, that in the event that the Ordinary Shares are not listed or quoted as set forth in (i), (ii) and (iii) hereof, then Trading Day shall mean a Business Day.

“Trading Market” means whichever of the New York Stock Exchange, the NYSE American, the NASDAQ Global Select Market, the NASDAQ Global Market, the NASDAQ Capital Market or OTC Bulletin Board on which the Ordinary Shares are listed or quoted for trading on the date in question.

“Transaction Documents” means this Agreement and any other documents or agreements executed in connection with the transactions contemplated hereunder.

ARTICLE 2.

PURCHASE AND SALE

2.1 Closing. Subject to the terms and conditions set forth in this Agreement, at the Closing the Company shall issue and sell to the Investor the number of Shares of the Company set forth opposite the Investor’s name in Exhibit A, and the Investor shall pay to the Company through wire transfer the Invest Amount set forth opposite the Investor’s name in Exhibit A (the “Investment”). The Closing shall take place at the offices of the Company, E-Home, 18/F, East Tower, Building B, Dongbai Center, Yangqiao Road, Gulou District, Fuzhou City 350001, People’s Republic of China, at 10:00 A.M. local time on the Closing Date or at such other location as the parties may agree.

2.2 Closing Deliveries.

(a) At or prior to the Closing, the Company shall deliver or cause to be delivered to the Investor the following (the “Company Deliverables”):

(i)	a certificate or book entry statement representing the number of Shares purchased by the Investor set forth on the Investor’s signature page attached hereto and such certificate or book entry statement shall be delivered no later than five (5) Business Days after the delivery of the Investment Amount by the Investor as set forth under Section 2.2(b)(ii); and

(ii)	this Agreement duly signed by the Company.

(b) At or prior to the Closing, the Investor shall have delivered or caused to be delivered the following (collectively, the “Investor Deliverables”):

(i)	the Investment Amount in immediately available funds, by wire transfer to an account designated in writing by the Company for such purpose and such Investment Amount shall be delivered to the Company no later than five (5) Business Days after the date hereof;

(ii)	this Agreement duly signed by the Investor; and

(iii)	the Investor Regulation S Representation Letter in the form attached as Exhibit B to this Agreement duly completed by the Investor.

ARTICLE 3.

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Company. The Company hereby makes the following representations and warranties to the Investor as of the date hereof and the Closing Date:

(a) Subsidiaries. The Company has no direct or indirect Subsidiaries other than as specified in the SEC Reports (as defined below). The Company owns, directly or indirectly, the respective percentage of the issued and outstanding share capital of each Subsidiary free and clear of any and all Liens, and all the issued and outstanding shares of share capital of each Subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights.

(b) Organization and Qualification. The Company and each Subsidiary are duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization (as applicable), with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. Neither the Company nor any Subsidiary is in violation of any of the provisions of its respective articles of association or other organizational or charter documents. The Company and each Subsidiary are duly qualified to conduct its respective businesses and are in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect.

(c) Authorization; Enforcement. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by each of the Transaction Documents and otherwise to carry out its obligations thereunder. The execution and delivery of each of the Transaction Documents by the Company and the consummation by it of the transactions contemplated thereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company in connection therewith. Each Transaction Document has been (or upon delivery will have been) duly executed by the Company and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally the enforcement of, creditors’ rights and remedies or by other equitable principles of general application.

(d) No Conflicts. The execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated thereby do not and will not (i) conflict with or violate any provision of the Company’s or any Subsidiary’s articles of association or other organizational or charter documents as in effect on the date hereof, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) or other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or a Subsidiary is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company or a Subsidiary is bound or affected; except in the case of each of clauses (ii) and (iii), such as could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect.

(e) Filings, Consents and Approvals. The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any United States or People’s Republic of China court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance by the Company of the Transaction Documents, other than (i) filings required by state securities laws, (ii) if required, the filing with NASDAQ of an applicable additional shares listing notification relating to the Shares issuable hereunder, (iii) the filings required in accordance with Section 4.4 and (iv) those that have been made or obtained prior to the date of this Agreement.

(f) Issuance of the Shares. The Shares have been duly authorized and, when issued and paid for in accordance with the Transaction Documents, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens. The Company has reserved from its duly authorized share capital the Ordinary Shares issuable pursuant to this Agreement in order to issue the Shares.

(g) Capitalization. The number of shares and type of all authorized, issued and outstanding share capital of the Company, and all of Ordinary Shares reserved for issuance under the Company’s various option and incentive plans, all shares of share capital of the Company issuable and reserved for issuance pursuant to securities exercisable for, or convertible into or exchangeable for any shares of share capital of the Company, are specified in the SEC Reports. Except as specified in the SEC Reports, no securities of the Company are entitled to preemptive or similar rights, and no Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by the Transaction Documents. Except as specified in the SEC Reports, there are no outstanding options, warrants, scrip rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exchangeable for, or giving any Person any right to subscribe for or acquire, any Ordinary Share, or contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to issue additional Ordinary Shares, or securities or rights convertible or exchangeable into Ordinary Shares. The issue and sale of the Shares hereunder will not, immediately or with the passage of time, obligate the Company to issue Ordinary Shares or other securities to any Person (other than the Investor) and will not result in a right of any holder of Company securities to adjust the exercise, conversion, exchange or reset price under such securities.

(h) SEC Reports; Financial Statements. To the knowledge of the Company, the Company has filed all reports required to be filed by it under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the twelve months preceding the date hereof (or such shorter period as the Company was required by law to file such reports) (the foregoing materials being collectively referred to herein as the “SEC Reports”) on a timely basis or has timely filed a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension. As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations of the Commission promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with GAAP applied on a consistent basis during the periods involved, except as may be otherwise specified in such financial statements or the notes thereto, and fairly present in all material respects the financial position of the Company and its consolidated Subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.

(i) Litigation. There is no Action which (i) adversely affects or challenges the legality, validity or enforceability of any of the Transaction Documents or the Shares or (ii) except as specifically disclosed in the SEC Reports, could, if there were an unfavorable decision, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect. Neither the Company nor any Subsidiary, nor any director or officer thereof (in his or her capacity as such), is or has been the subject of any Action involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty, except as specifically disclosed in the SEC Reports. There has not been, and to the knowledge of the Company, there is not pending any investigation by the Commission involving the Company or any current or former director or officer of the Company (in his or her capacity as such). The Commission has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company or any Subsidiary under the Exchange Act or the Securities Act.

(j) Compliance. Neither the Company nor any Subsidiary (i) is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company or any Subsidiary under), nor has the Company or any Subsidiary received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) is in violation of any order of any court, arbitrator or Governmental Body, or (iii) is or has been in violation of any statute, rule or regulation of any governmental authority, including without limitation all foreign, federal, state and local laws relating to taxes, environmental protection, occupational health and safety, product quality and safety and employment and labor matters, except in each case as could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect.

(k) Regulatory Permits. The Company and the Subsidiaries possess all certificates, authorizations and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct their respective businesses as described in the SEC Reports, except where the failure to possess such permits could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect, and neither the Company nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any such permits.

(l) Title to Assets. The Company and the Subsidiaries have valid land use rights for all real property owned by them that is material to their respective businesses and good and marketable title in all personal property owned by them that is material to their respective businesses, in each case free and clear of all Liens, except for Liens as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and the Subsidiaries. Any real property and facilities held under lease by the Company and the Subsidiaries are held by them under valid, subsisting and enforceable leases of which the Company and the Subsidiaries are in compliance, except as could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect.

(m) Material Changes. Since the date of the latest audited financial statements included within the SEC Reports, except as specifically disclosed in the SEC Reports, (i) there has been no event, occurrence or development that has had or that could reasonably be expected to result in a Material Adverse Effect, (ii) neither the Company nor any Subsidiary has incurred any material liabilities (direct, indirect, contingent, or otherwise) other than those incurred in the ordinary course of business consistent with past practice, (iii) the Company has not altered its method of accounting or the identity of its auditors, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its share capital, (v) neither the Company nor any Subsidiary has waived any material right or material debt owed to it, (vi) neither the Company nor any Subsidiary has changed or amended its articles of association or other organizational or charter documents, or change any material contract or arrangement by which the Company or Subsidiary is bound or to which its assets or properties is subject, and (vii) the Company has not issued any equity securities to any officer, director, consultant or Affiliate of the Company or any of its Subsidiaries, except pursuant to existing Company stock option plans or stock option agreements as disclosed in the Company’s SEC Reports. The Company does not have pending before the Commission any request for confidential treatment of information.

(n) Patents and Trademarks. The Company and its Subsidiaries have, or have rights to use, all patents, patent applications, trademarks, trademark applications, service marks, trade names, trade secrets, inventions, copyrights, licenses and other intellectual property rights and similar rights as described in the SEC Reports as necessary or material for use in connection with their respective businesses and which the failure to so have could have a Material Adverse Effect (collectively, the “Intellectual Property Rights”). Neither the Company nor any Subsidiary has received notice (written or otherwise) that any of the Intellectual Property Rights used by the Company or any Subsidiary violates or infringes upon the rights of any Person. To the knowledge of the Company, all such Intellectual Property Rights are enforceable and there is no existing infringement by another Person of any of the Intellectual Property Rights. The Company and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their intellectual properties, except where failure to do so could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(o) Internal Accounting Controls. The Company is in material compliance with the provisions of the Sarbanes-Oxley Act of 2002 currently applicable to the Company. The Company and the Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company has established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and designed such disclosure controls and procedures to ensure that material information relating to the Company, including its Subsidiaries, is made known to the certifying officers by others within those entities, particularly during the period in which the Company’s Form 20-F is being prepared. The Company’s certifying officers have evaluated the effectiveness of the Company’s controls and procedures in accordance with Item 307 of Regulation S-K under the Exchange Act for the Company’s most recently ended fiscal year-end (such date, the “Evaluation Date”). The Company presented in its most recently filed Form 20-F the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Since the Evaluation Date, there have been no significant changes in the Company’s internal controls (as such term is defined in Item 308(c) of Regulation S-K under the Exchange Act) or, to the Company’s knowledge, in other factors that could significantly affect the Company’s internal controls. The books, records and accounts of the Company accurately and fairly reflect the transactions in, and dispositions of, the assets of, and the results of operations of, the Company. The Company maintains and will continue to maintain a standard system of accounting established and administered in accordance with GAAP and the applicable requirements of the Exchange Act.

(p) Tax Status. Except for matters that would not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect, the Company and each Subsidiary have filed all necessary federal, state and foreign income and franchise tax returns and have paid or accrued all taxes shown as due thereon, and to the knowledge of the Company, the Company has no tax deficiency which has been asserted or threatened against the Company or any Subsidiary.

(q) Solvency. Based on the financial condition of the Company as of the Closing Date (and assuming that the Closing shall have occurred), (i) the Company’s fair saleable value of its assets exceeds the amount that will be required to be paid on or in respect of the Company’s existing debts and other liabilities (including known contingent liabilities) as they mature, (ii) the Company’s assets do not constitute unreasonably small capital to carry on its business for the current fiscal year as now conducted and as proposed to be conducted including its capital needs taking into account the particular capital requirements of the business conducted by the Company, and projected capital requirements and capital availability thereof, and (iii) the current cash flow of the Company, together with the proceeds the Company would receive, were it to liquidate all of its assets, after taking into account all anticipated uses of the cash, would be sufficient to pay all amounts on or in respect of its debt when such amounts are required to be paid. The Company does not intend to incur debts beyond its ability to pay such debts as they mature (taking into account the timing and amounts of cash to be payable on or in respect of its debt).

(r) [Internationally omitted]

(s) Private Placement. Assuming the accuracy of the Investor’s representations and warranties set forth in Section 3.2, no registration under the Securities Act is required for the offer and sale of the Shares by the Company to the Investor as contemplated hereby. The issuance and sale of the Shares hereunder do not contravene the rules and regulations of the Trading Market.

(t) Investment Company. The Company is not, and is not an Affiliate of, and immediately after receipt of payment for the Shares, will not be or be an Affiliate of, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(u) No General Solicitation. Neither the Company nor any Person acting on behalf of the Company has offered or sold any of the Shares by any form of general solicitation or general advertising.

(v) Listing and Maintenance Requirements. The Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act, and the Company has taken no action designed to, or which to the knowledge of the Company is likely to have the effect of, terminating the registration of the Ordinary Shares under the Exchange Act nor has the Company received any notification that the Commission is contemplating terminating such registration. Except as specifically disclosed in the SEC Reports, the Company has not, in the 12 months preceding the date hereof, received notice from any Trading Market on which the Ordinary Shares are or have been listed or quoted to the effect that the Company is not in compliance with the listing or maintenance requirements of such Trading Market. The Company is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with all such listing and maintenance requirements.

(w) Application of Takeover Protections. The Company and the Board of Directors have taken all necessary action in order to render inapplicable any poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Company’s memorandum and articles of association or the laws of its jurisdiction of incorporation that is or could become applicable to the Investor as a result of the Investor and the Company fulfilling their obligations or exercising their rights under the Transaction Documents, including without limitation as a result of the Company’s issuance of the Shares and the Investor’s ownership of the Shares.

(x) No Integrated Offering. Assuming the accuracy of the Investor’s representations and warranties set forth in Section 3.2, neither the Company, nor any of its Affiliates, nor any Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause this offering of the Shares to be integrated with prior offerings by the Company for purposes of (i) the Securities Act which would require the registration of any such securities under the Securities Act, or (ii) any applicable shareholder approval provisions of any Trading Market on which any of the securities of the Company are listed or designated.

(y) No Additional Agreements. The Company does not have any agreement or understanding with the Investor with respect to the transactions contemplated by the Transaction Documents other than as specified in the Transaction Documents.

(z) Disclosure. The Company confirms that neither it nor any Person acting on its behalf has provided the Investor or its respective agents or counsel with any information that the Company believes constitutes material, non-public information concerning the Company, the Subsidiaries or their respective businesses, except insofar as the existence and terms of the proposed transactions contemplated hereunder may constitute such information. The Company understands and confirms that the Investor will rely on the foregoing representations and covenants in effecting transactions in securities of the Company. Except as specified below, all disclosure provided to the Investor regarding the Company, the Subsidiaries or their respective businesses and the transactions contemplated hereby, furnished by or on behalf of the Company (including the Company’s representations and warranties set forth in this Agreement) are true and correct and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

The Investor acknowledges and agrees that the Company has not made nor makes any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in this Section 3.1.

3.2 Representations and Warranties of the Investor. The Investor hereby, represents and warrants to the Company as of the date hereof and the Closing Date:

(a) Organization; Authority. If the Investor is a business entity, the Investor is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with the requisite corporate or partnership power and authority to enter into and to consummate the transactions contemplated by the applicable Transaction Documents and otherwise to carry out its obligations thereunder. The execution, delivery and performance by the Investor of the transactions contemplated by this Agreement has been duly authorized by all necessary corporate or, if the Investor is not a corporation, such partnership, limited liability company or other applicable like action, on the part of the Investor. This Agreement has been duly executed by the Investor, and when delivered by the Investor in accordance with the terms hereof, will constitute the valid and legally binding obligation of the Investor, enforceable against it in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally the enforcement of, creditors’ rights and remedies or by other equitable principles of general application.

(b) Investment Intent. The Investor is acquiring the Shares as principal for its own account for investment purposes only and not with a view to or for distributing or reselling such Shares or any part thereof, without prejudice, however, to the Investor’s right at all times to sell or otherwise dispose of all or any part of such Shares in compliance with applicable federal and state securities laws. Subject to the immediately preceding sentence, nothing contained herein shall be deemed a representation or warranty by the Investor to hold the Shares for any period of time. The Investor is acquiring the Shares hereunder in the ordinary course of its business. The Investor does not have any agreement or understanding, directly or indirectly, with any Person to distribute any of the Shares.

(c) Investor Status. The Investor is not a registered broker-dealer under Section 15 of the Exchange Act. The Investor has such experience in business and financial matters that it is capable of evaluating the merits and risks of an investment in the Shares. The Investor acknowledges that an investment in the Shares is speculative and involves a high degree of risk.

(d) Regulation S. If the Investor is not a U.S. Person, the Investor (i) acknowledges that the Shares contain a customary restrictive legend restricting the offer, sale or transfer of any Shares except in accordance with the provisions of Regulation S, pursuant to registration under the Securities Act, or pursuant to an available exemption from registration, (ii) agrees that all offers and sales by the Investor of Shares shall be made pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from, or a transaction not subject to the registration requirements of, the Securities Act, (iii) represents that the offer to purchase the Shares was made to the Investor outside of the United States, and the Investor was, at the time of the offer and will be, at the time of the sale and is now, outside the United States, (iv) has not engaged in or directed any unsolicited offers to purchase Shares in the United States, (v) is neither a U.S. Person nor a Distributor (as such terms are defined in Rule 902(k) and 902(d), respectively, of Regulation S), (vi) has purchased the Shares for its own account and not for the account or benefit of any U.S. Person, (vii) is the sole beneficial owner of the Shares specified on signature pages hereto opposite his name and has not pre-arranged any sale with an investor in the United States, and (ix) is familiar with and understands the terms and conditions and requirements contained in Regulation S, specifically, without limitation, the Investor understands that the statutory basis for the exemption claimed for the sale of the Shares would not be present if the sale, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the Securities Act. The Investor has completed and executed the Investor Regulation S Representation Letter attached as Exhibit B to this Agreement.

(e) Access to Information. The Investor acknowledges that it has reviewed the SEC Reports and has been afforded (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Shares and the merits and risks of investing in the Shares; (ii) access to information about the Company and the Subsidiaries and their respective financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment. Neither such inquiries nor any other investigation conducted by or on behalf of the Investor or its representatives or counsel shall modify, amend or affect the Investor’s right to rely on the truth, accuracy and completeness of the SEC Reports and the Company’s representations and warranties contained in the Transaction Documents. The Investor also acknowledges that the Company may possess material non-public information not known to the Investor regarding or relating to the Company or the Shares, and the Investor acknowledges that it has not requested such information and agrees that the Company shall have no liability whatsoever (and the Investor hereby waives and releases all claims which it would otherwise have) with respect to the non-disclosure of such information either prior to the date hereof or subsequent hereto.

(f) Certain Trading Activities. The Investor has not directly or indirectly, nor has any Person acting on behalf of or pursuant to any understanding with the Investor, engaged in any transactions in the securities of the Company (including, without limitations, any Short Sales involving the Company’s securities) since the earlier to occur of (1) the time that the Investor was first contacted by the Company regarding an investment in the Company and (2) the 30th day prior to the date of this Agreement. The Investor covenants that neither it nor any Person acting on its behalf or pursuant to any understanding with it will engage in any transactions in the securities of the Company (including Short Sales) prior to the time that the transactions contemplated by this Agreement are publicly disclosed.

(g) Independent Investment Decision. The Investor has independently evaluated the merits of its decision to purchase the Shares pursuant to the Transaction Documents.

(h) Rule 144. The Investor understands that the Shares must be held indefinitely unless such Shares are registered under the Securities Act or an exemption from registration is available. The Investor acknowledges that it is familiar with Rule 144 and that the Investor has been advised that Rule 144 permits resales only under certain circumstances. The Investor understands that to the extent that Rule 144 is not available, the Investor will be unable to sell any Shares without either registration under the Securities Act or the existence of another exemption from such registration requirement.

(i) General. The Investor understands that the Shares are being offered and sold in reliance on a transactional exemption from the registration requirements of federal and state securities laws and the Company is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings of the Investor set forth herein in order to determine the applicability of such exemptions and the suitability of the Investor to acquire the Shares. The Investor understands that no United States federal or state agency or any Governmental Body has passed upon or made any recommendation or endorsement of the Shares.

The Company acknowledges and agrees that the Investor has not made or makes any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in this Agreement.

ARTICLE 4.

OTHER AGREEMENTS OF THE PARTIES

4.1 (a) Shares may only be disposed of in compliance with state and federal securities laws. In connection with any transfer of the Shares other than pursuant to an effective registration statement, to the Company, to an Affiliate of the Investor or in connection with a pledge as contemplated in Section 4.1(b), the Company may require the transferor thereof to provide to the Company an opinion of counsel selected by the transferor, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Shares under the Securities Act.

(b) Certificates evidencing the Shares will contain the following legend, until such time as they are not required under Section 4.1(c):

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAWS. THESE SECURITIES MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY. THESE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT SECURED BY SUCH SECURITIES.

The Company acknowledges and agrees that the Investor may from time to time pledge, and/or grant a security interest in some or all of the Shares pursuant to a bona fide margin agreement in connection with a bona fide margin account and, if required under the terms of such agreement or account, the Investor may transfer pledged or secured Shares to the pledgees or secured parties. Such a pledge or transfer would not be subject to approval or consent of the Company and no legal opinion of legal counsel to the pledgee, secured party or pledgor shall be required in connection with the pledge, but such legal opinion may be required in connection with a subsequent transfer following default by the Investor transferee of the pledge. No notice shall be required of such pledge. At the Investor’s expense, the Company will execute and deliver such reasonable documentation as a pledgee or secured party of Shares may reasonably request in connection with a pledge or transfer of the Shares including the preparation and filing of any required prospectus supplement under Rule 424(b)(3) of the Securities Act or other applicable provision of the Securities Act to appropriately amend the list of selling stockholders thereunder. Except as otherwise provided in Section 4.1(c), any Shares subject to a pledge or security interest as contemplated by this Section 4.1(b) shall continue to bear the legend set forth in this Section 4.1(b) and be subject to the restrictions on transfer set forth in Section 4.1(a).

(c) The Shares shall not contain any legend (including the legend set forth in Section 4.1(b)): (i) while a registration statement covering such Shares is then effective, or (ii) following a sale or transfer of such Shares pursuant to Rule 144 (assuming the transferee is not an Affiliate of the Company), or (iii) while such Shares are eligible for sale by the selling Investor without volume restrictions under Rule 144. The Company agrees that following the effective date of such registration statement or such other time as legends are no longer required to be set forth on the Shares under this Section 4.1(c), it will, no longer than ten Trading Days following the delivery by the Investor to the Company or the Company’s transfer agent of a notice of sale, deliver or instruct the Company’s transfer agent to deliver to the Investor, Shares which are free of all restrictive and other legends. If the Company is then eligible, Shares subject to legend removal hereunder shall be transmitted by the Company’s transfer agent to the Investor by crediting the prime brokerage account of the Investor with the Depository Trust Company System as directed by the Investor. If the Investor shall make a sale or transfer of Shares either (x) pursuant to Rule 144 or (y) pursuant to a registration statement and in each case shall have delivered to the Company or the Company’s transfer agent a representation letter in customary form (the date of the delivery of such representation letter being the “Letter Delivery Date”) and (1) the Company shall fail to deliver or cause to be delivered to the Investor such Shares that are free from all restrictive or other legends by the tenth Trading Day following the Letter Delivery Date and (2) following such tenth Trading Day after the Letter Delivery Date and prior to the time such Shares are received free from restrictive legends, the Investor, or any third party on behalf of the Investor, purchases (in an open market transaction or otherwise) Ordinary Shares to deliver in satisfaction of a sale by the Investor of such Shares (a “Buy-In”), then, in addition to any other rights available to the Investor under the Transaction Documents and Legal Requirements, the Company shall pay in cash to the Investor (for costs incurred either directly by the Investor or on behalf of a third party) the amount by which the total purchase price paid for Ordinary Shares as a result of the Buy-In (including brokerage commissions, if any) exceed the proceeds received by the Investor as a result of the sale to which such Buy-In relates. The Investor shall provide the Company written notice indicating the amounts payable to the Investor in respect of the Buy-In.

4.2 Furnishing of Information. As long as the Investor or any transferee owns any Shares, the Company covenants to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the Exchange Act. As long as the Investor owns Shares, if the Company is not required to file reports pursuant to such laws, it will prepare and furnish to the Investor and make publicly available in accordance with Rule 144(c) such information as is required for the Investor to sell the Shares under Rule 144. The Company further covenants that it will take such further action as any holder of Shares may reasonably request, all to the extent required from time to time to enable such Person to sell the Shares without registration under the Securities Act within the limitation of the exemptions provided by Rule 144.

4.3 Integration. The Company shall not, and shall use its best efforts to ensure that no Affiliate of the Company shall, sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the Shares in a manner that would require the registration under the Securities Act of the sale of the Shares to the Investor, or that would be integrated with the offer or sale of the Shares for purposes of the rules and regulations of any Trading Market in a manner that would require stockholder approval of the sale of the Shares to the Investor.

4.4 Securities Laws Disclosure; Publicity. As soon as practicable following the Closing Date, the Company will submit a Report of Foreign Private Issuer on Form 6-K to the Commission disclosing the material terms of the Transaction Documents (and attach as exhibits thereto all existing Transaction Documents) and the Closing. The Company covenants that following such disclosure, the Investor shall no longer be in possession of any material, non-public information with respect to the Company or any Subsidiary. In addition, the Company will make such other filings and notices in the manner and time required by the Commission and the Trading Market on which the Ordinary Shares may be listed. Notwithstanding the foregoing, the Company shall not publicly disclose the name of the Investor, or include the name of the Investor in any filing with the Commission (other than a resale registration statement to register the Shares and any exhibits to filings made in respect of this transaction in accordance with periodic filing requirements under the Exchange Act) or any regulatory agency or Trading Market upon which the Ordinary Shares may be listed, without the prior written consent of the Investor, except to the extent such disclosure is required by law or applicable Trading Market regulations.

4.5 Indemnification of Investor. The Company will indemnify and hold the Investor and its directors, officers, shareholders, partners, members, affiliates, employees and agents (each, an “Investor Party”) harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation in respect thereof (collectively, “Losses”) that any such Investor Party may suffer or incur as a result of or relating to any misrepresentation, breach or inaccuracy of any representation, warranty, covenant or agreement made by any of the Company in any Transaction Document. In addition to the indemnity contained herein, the Company will reimburse each Investor Party for its reasonable legal and other expenses (including the cost of any investigation, preparation and travel in connection therewith) incurred in connection therewith, as such expenses are incurred.

4.6 Non-Public Information. The Company covenants and agrees that neither it nor any other Person acting on its behalf will provide the Investor or its agents or counsel with any information that the Company believes constitutes material non-public information, unless prior thereto the Investor shall have executed a written agreement regarding the confidentiality and use of such information. The Company understands and confirms that the Investor shall be relying on the foregoing representations in effecting transactions in securities of the Company.

4.7 Listing of Securities. The Company agrees that it will take all action reasonably necessary to continue the listing and trading of its Ordinary Shares on a Trading Market and will comply in all material respects with the Company’s reporting, filing and other obligations under the bylaws or rules of the Trading Market.

ARTICLE 5.

CONDITIONS PRECEDENT TO CLOSING

5.1 Conditions Precedent to the Obligations of the Investor to Purchase Shares. The obligation of the Investor to acquire Shares at the Closing is subject to the satisfaction or waiver by the Investor, at or before the Closing, of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company contained herein shall be true and correct in all material respects as of the date when made and as of the Closing as though made on and as of such date;

(b) Performance. The Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by it at or prior to the Closing;

(c) No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court, governmental authority of competent jurisdiction or any Trading Market that prohibits or holds off the consummation of any of the transactions contemplated by the Transaction Documents;

(d) No Suspensions of Trading in Ordinary Shares; Listing. Trading in the Ordinary Shares shall not have been suspended by the Commission, any Trading Market or any governmental or regulatory body (except for any suspensions of trading of not more than one Trading Day solely to permit dissemination of material information regarding the Company) at any time since the date of execution of this Agreement, the Ordinary Shares shall have been at all times since such date listed for trading on a Trading Market, and except as specified in the SEC Reports, the Company shall not have received notice of any delisting or removal from trading on any Trading Market or that it is in violation of any rule, regulation or interpretation of any Trading Market that could lead to delisting or removal from trading;

(e) Adverse Changes. Since the date of execution of this Agreement, no event or series of events shall have occurred that reasonably could have or result in a Material Adverse Effect or a material adverse change with respect to the Subsidiaries;

(f) Company Deliverables. The Company shall have delivered the Company Deliverables in accordance with Section 2.2(a); and

(g) Termination. This Agreement shall not have been terminated in accordance with Section 6.5.

5.2 Conditions Precedent to the Obligations of the Company to Sell Shares. The obligation of the Company to sell and issue Shares at the Closing is subject to the satisfaction or waiver by the Company, at or before the Closing, of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Investor contained herein shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made on and as of such date;

(b) Performance. The Investor shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Investor at or prior to the Closing;

(c) No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court, governmental authority of competent jurisdiction or any Trading Market that prohibits or holds off the consummation of any of the transactions contemplated by the Transaction Documents;

(d) Investors Deliverables. The Investor shall have delivered its Investor Deliverables in accordance with Section 2.2(b);

(e) Nasdaq Confirmation. The Company shall have received any relevant approval or confirmation from Nasdaq in connection with the Investment and/or the issuance of the Shares; and

(f) Termination. This Agreement shall not have been terminated in accordance with Section 6.5.

ARTICLE 6.

MISCELLANEOUS

6.1 Fees and Expenses. Each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of the Transaction Documents. The Company shall pay all stamp and other taxes and duties levied in connection with the sale of the Shares.

6.2 Entire Agreement. The Transaction Documents, together with the Exhibits thereto, contain the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements, understandings, discussions and representations, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

6.3 Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via (i) facsimile (provided the sender receives a machine-generated confirmation of successful transmission) at the facsimile number specified in this Section or (ii) electronic mail (i.e., Email) prior to 6:30 p.m. (New York City time) on a Trading Day, (b) the next Trading Day after the date of transmission, if such notice or communication is delivered via (i) facsimile at the facsimile number specified in this Section or (ii) electronic mail (i.e., Email) on a day that is not a Trading Day or later than 6:30 p.m. (New York City time) on any Trading Day, or (c) the Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (d) upon actual receipt by the party to whom such notice is required to be given, if sent by any means other than facsimile or Email transmission. The address for such notices and communications shall be as follows:

If to the Company:  E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

E-Home, 18/F, East Tower, Building B,

Dongbai Center, Yangqiao Road,

Gulou District, Fuzhou, Fujian 350001,

People’s Republic of China

Attention: Chunming Xie

E-mail: xcm@ej111.com

or such other address as may be designated in writing hereafter, in the same manner, by such Person.

6.4 Amendments; Waivers; No Additional Consideration. No provision of this Agreement may be waived or amended except in a written instrument signed by the Company and the Investor. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right.

6.5 Termination. This Agreement may be terminated prior to Closing:

(a) by written agreement of the Investor and the Company; and

(b) by either the Company or the Investor upon written notice to the other, if the Closing shall not have taken place by 6:30 p.m. Eastern time on the Outside Date.

6.6 Construction. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party. This Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement or any of the Transaction Documents.

6.7 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Investor. The Investor may assign any or all of its rights under this Agreement to any Person to whom the Investor assigns or transfers any Shares, provided such transferee agrees in writing to be bound, with respect to the transferred Shares, by the provisions hereof that apply to the “Investor.”

6.8 No Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except as otherwise set forth in Section 4.5.

6.9 Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all Proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective Affiliates, employees or agents) shall be commenced exclusively in the New York Courts. Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the New York Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of the any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any Proceeding, any claim that it is not personally subject to the jurisdiction of any such New York Court, or that such Proceeding has been commenced in an improper or inconvenient forum. Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby. If either party shall commence a Proceeding to enforce any provisions of a Transaction Document, then the prevailing party in such Proceeding shall be reimbursed by the other party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such Proceeding.

6.10 Survival. The representations, warranties, agreements and covenants contained herein shall survive the Closing and the delivery of the Shares, until the second anniversary of the date hereof.

6.11 Execution. This Agreement may be executed and delivered (including by facsimile transmission and electronic mail attaching a portable document file (.pdf)) in one or more counterparts and all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or electronic mail attachment, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or electronic mail attached signature page were an original thereof.

6.12 Severability. If any provision of this Agreement is held to be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affected or impaired thereby and the parties will attempt to agree upon a valid and enforceable provision that is a reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Agreement.

6.13 Rescission and Withdrawal Right. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) the Transaction Documents, whenever the Investor exercises a right, election, demand or option under a Transaction Document and the Company does not timely perform its related obligations within the periods therein provided, then the Investor may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.

6.14 Replacement of Shares. If any certificate or instrument evidencing any Shares is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof, or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction and customary and reasonable indemnity, if requested. The applicants for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs associated with the issuance of such replacement Shares. If a replacement certificate or instrument evidencing any Shares is requested due to a mutilation thereof, the Company may require delivery of such mutilated certificate or instrument as a condition precedent to any issuance of a replacement.

6.15 Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, the Investor and the Company will be entitled to specific performance under the Transaction Documents. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations described in the foregoing sentence and hereby agrees to waive in any action for specific performance of any such obligation the defense that a remedy at law would be adequate.

6.16 Payment Set Aside. To the extent that the Company makes a payment or payments to the Investor pursuant to any Transaction Document or the Investor enforces or exercises its rights thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

6.17 Limitation of Liability. Notwithstanding anything herein to the contrary, the Company acknowledges and agrees that the liability of the Investor arising directly or indirectly, under any Transaction Document of any and every nature whatsoever shall be satisfied solely out of the assets of the Investor, and that no trustee, officer, other investment vehicle or any other Affiliate of the Investor or any investor, shareholder or holder of shares of beneficial interest of the Investor shall be personally liable for any liabilities of the Investor.

6.18 Further Assurances. The parties shall execute and deliver all such further instruments and documents and take all such other actions as may reasonably be required to carry out the transactions contemplated hereby and to evidence the fulfillment of the agreements herein contained. If the competent governmental authorities or any Trading Market raise objections or provide comments to the content or performance of this Agreement after the Closing, the parties shall make corresponding adjustments in accordance with such objections or comments, including but not limited to, returning a portion or all of the Shares by the Investor to the Company for cancellation.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

E-HOME HOUSEHOLD SERVICE HOLDINGS LIMITED

By:
Name:	Wenshan Xie
Title:	Chief Executive Officer

By:	[Investor]
Name:
Title:

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

EXHIBIT A

INVESTORS LIST

Serial No	Name of Investors	Number of Shares	Investment Amount US$(1)	Nature of Investors
1	LEADING KING GROUP LIMITED	5,000,000	2,460,000	BVI Company
2	Fast Legend Holdings Limited	4,500,000	2,214,000	BVI Company
3	A	4,050,000	1,992,600	Individual
4	B	4,500,000	2,214,000	Individual
5	C	3,300,000	1,623,600	Individual
6	D	3,900,000	1,918,800	Individual
7	E	3,200,000	1,574,400	Individual
8	F	3,650,000	1,795,800	Individual
9	G	900,406	443,000	Individual
10	H	3,400,000	1,672,800	Individual
11	I	4,250,000	2,091,000	Individual
Total		40,650,406	20,000,000

Note:

(1)	based on a purchase price of $0.492 per ordinary share, which is the average of the closing prices of the Company’s ordinary shares for the six consecutive trading days prior to January 3, 2023.

A-1

EXHIBIT B

INVESTOR REGULATION S REPRESENTATION LETTER

The undersigned hereby represents, warrants and covenants to the Company:

1.	The undersigned is not a “U.S. Person,” as such term is defined in Regulation S (“Regulation S”) promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

2.	No offer or sale of the Shares was or is made to the undersigned in the United States.

3.	The undersigned is not acquiring the Shares for the account or on behalf of any U.S. Person.

4.	The undersigned has not made any prearrangement to transfer the Shares to a U.S. Person or to return the Shares to the United States securities markets (which includes short sales in the United States within the applicable “distribution compliance period” as defined in Regulation S (hereinafter referred to as the “restricted period”) to be covered by delivery of the Shares) and is not acquiring the Shares as part of any plan or scheme to evade the registration requirements of the Securities Act. In addition, the undersigned agrees that, without the Company’s prior written consent, within six (6) months after the issuance of the Shares (the “Lock-UP Period”), it will not, and will not cause or direct any of its affiliates to, (i) offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of the Shares or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any of the Shares (“Transfer”)(or (ii) otherwise publicly announce any intention to engage in any of the foregoing. The undersigned represents and warrants that the undersigned is not, and has not caused or directed any of its affiliates to be or become, currently a party to any agreement or arrangement that provides for, is designed to or which reasonably could be expected to lead to or result in any Transfer during the Lock-Up Period.

5.	All offers and sales of the Shares by the undersigned in the United States or to U.S. Persons or otherwise whether prior to the expiration or after the expiration of the applicable restricted period shall be made only pursuant to a registration of the Shares under the Securities Act or an exemption from registration, and in compliance with Regulation S.

6.	The undersigned is not a “distributor,” as defined in Regulation S. However, if the undersigned should be deemed to be a distributor prior to reselling the Shares to a non-U.S. Person during the restricted period, the undersigned will send a notice to each new purchaser of Shares that such new purchaser is subject to the restrictions of Regulation S during the restricted period.

B-1

7.	The undersigned is not an “underwriter” or “dealer” (as such terms are defined in the Securities Act), and the acquisition of the Shares by the undersigned is not a transaction (or part of a series of transactions) that is part of any plan or scheme to evade the registration provisions of the Securities Act.

8.	The undersigned does not have a short position in any securities of the Company and will not have a short position in such securities at any time prior to the expiration of the restricted period.

9.	If at any time after the expiration of the restricted period, the undersigned wishes to transfer or attempts to transfer the Shares to a U.S. Person, the undersigned agrees to notify the Company if at such time it is an “affiliate” of the Company or is then acting as an “underwriter,” “dealer,” or “distributor” as to such securities (as such terms are defined in the Securities Act or the regulations promulgated thereunder, including but not limited to, Regulation S), or if such transfer is being made as part of a plan or scheme to evade the registration provisions of the Securities Act.

10.	The undersigned acknowledges that certificate(s) or book entry statement(s) evidencing the Shares will include a customary restrictive legend referring to the transfer restrictions applicable under the Securities Act and the undersigned may only be able to resell the Shares pursuant to the provisions of Regulation S and otherwise pursuant to the Securities Act, and that it may not be possible for the undersigned to liquidate its investment in the Shares. The undersigned is prepared, therefore, to hold its, his or her Shares in the Company indefinitely.

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IN WITNESS WHEREOF, the undersigned has executed this Regulation S Representation Letter as of the date first set forth above.

By:
Name:
Title:

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